UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 14 April, 2008

ASX & MEDIA RELEASE
13 APRIL, 2008

MARSHALL EDWARDS, INC.’S INVESTIGATIONAL DRUG TRIPHENDIOL
(NV-196) DEMONSTRATES POTENT ACTIVITY AGAINST BILIARY CANCERS

Novogen Limited’s subsidiary, Marshall Edwards Inc., (NASDAQ: MSHL), has made the following announcement:

San Diego – 13 April - Pre-clinical studies presented here today at the annual meeting of the American Association for Cancer Research, demonstrate that Marshall Edwards, Inc.’s investigational drug candidate triphendiol (NV-196) induces apoptosis in pancreatic and bile duct cancer cell lines, and also retards tumour proliferation in animal models of both indications.  Of significance, triphendiol also potently sensitizes pancreatic and bile duct cancer cell lines and xenograft tumours to the standard of care drug, gemcitabine.  These data were presented by Ewan Tytler, PhD, Assistant Professor, Division of General Surgery, Gastroinstestinal Section, University of Alabama at Birmingham (UAB), as part of a “late breaking” poster session.

 “In laboratory studies, triphendiol is more potent at apoptosis induction in pancreatic and bile duct cancer cells compared to gemcitabine at up to ten-fold lower concentrations,” said Dr Tytler.

There is an urgent need for new pancreatic cancer treatments because fewer than 20 percent of patients are candidates for surgery.  Current treatment is limited to chemotherapy with gemcitabine, to which most patients are resistant or acquire resistance.  This study assessed the potential of triphendiol as a treatment for pancreatic adenocarcinoma using three representative cell lines.  Triphendiol induced apoptosis (cell death) in all cell lines and pre-treatment with triphendiol increased gemcitabine-dependent apoptosis.  Animal model studies showed that triphendiol in combination with gemcitabine inhibits tumour growth more effectively than each drug alone.  Both triphendiol and gemcitabine induce apoptosis via a mitochondrial pathway.

Structurally, triphendiol is an analogue of phenoxodiol, both of which are investigational drugs that have been licensed by Novogen to Marshall Edwards, Inc.  Phenoxodiol is currently in Phase III clinical development for patients with late stage ovarian cancer under the OVATURE banner.  Triphendiol has recently been granted orphan drug status by the FDA for pancreatic cancer, bile duct cancer and melanoma.

Like phenoxodiol, triphendiol is also able to induce apoptosis however, triphendiol induced cell death is thought to proceed via both caspase-dependent and caspase-independent pathways.  In pancreatic cancer cells, triphendiol causes up-regulation of p21 thereby arresting the cell cycle in G2M leading to apoptosis induction.  Integral to triphendiol-induced apoptosis induction is mitochondrial depolarization due to transitory changes is Bcl-2 and Bid expression.  Like phenoxodiol, triphendiol also causes XIAP degradation.  In bile-duct cancer cells, triphendiol induces apoptosis that is completely caspase-independent.  Animal studies using nude mice bearing human pancreatic and bile duct tumours, demonstrated that oral triphendiol administration in combination with gemcitabine resulted in a mean reduction in tumour volume by 62 percent and 81 percent respectively compared with untreated tumours from control animals.

“With a lack of data from randomized Phase III studies, there is no current evidence-based treatment recommendation for patients with advanced pancreatic cancer that have failed first-line gemcitabine,” said Wasif Saif, MD, Associate Professor and Director, Gastrointestinal Cancers Program, the Yale School of Medicine. “The ability of triphendiol to sensitize pancreatic cancer tumours to gemcitabine in animal studies justifies the continued development of triphendiol as a pancreatic cancer therapy, and would provide a welcome second-line therapeutic contingency for late stage gemcitabine refractory pancreatic cancer patients.”

Professor Alan Husband, Group Director of Research for Marshall Edwards, Inc. said “The commercial potential of the flavonoid technology platform from which these candidate molecules have been derived is now becoming evident. Through continued refinement of our proprietary molecular scaffold, we anticipate further enrichment of our pipeline with analogues whose activity may be directed against a diverse array of cancer targets”.

About Phenoxodiol and Triphendiol

Phenoxodiol is being developed as a therapy for late-stage, chemo-resistant prostate, ovarian and cervical cancers.   It is a novel-acting drug that inhibits key pro-survival signalling pathways operating via sphingosine-1-phosphate and Akt.   Inhibition of these pathways leads to prevention of phosphorylation of key anti-apoptotic proteins such as XIAP and FLIPs.   Loss of activity of these proteins restores the ability of chemoresistant tumour cells to undergo apoptosis in response to chemotherapy.  The molecular target for phenoxodiol is an oxidase enzyme present on the surface of cancer cells, accounting for the highly selective nature of the drug.

Triphendiol is being developed as a therapy for late state pancreatic and bile duct cancer and has recently been awarded orphan drug status.  Triphendiol-induced apoptosis is initiated by mitochondrial depolarization due to transitory changes is Bcl-2 and Bid expression.  Like phenoxodiol, triphendiol also causes XIAP degradation.

Multinational Trial Underway

Phenoxodiol in combination with carboplatin is currently being studied in a multi-national Phase III clinical trial called the OVATURE (OVArian TUmour REsponse) Trial, following positive findings of previous trials conducted in Australia and at Yale-New Haven Hospital.  The OVATURE trial is taking place at over 70 clinical sites in the United States, Europe, and Australia.  For more information on the trial, visit www.OVATUREtrial.com.

About Marshall Edwards Inc:

Marshall Edwards, Inc. (NASDAQ: MSHL) is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform, which has generated a number of novel compounds characterized by broad ranging activity against a range of cancer cell types with few side effects.  The combination of anti-tumour cell activity and low toxicity is believed to be a result of the ability of these compounds to target an enzyme present on the surface of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell.  Marshall Edwards, Inc. has licensed rights from Novogen Limited (NASDAQ: NVGN) to bring three oncology drugs – phenoxodiol, triphendiol and NV-143 – to market globally.

Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on a flavonoid technology platform.  Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.  More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.